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                              November 12, 2021

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 13 to
Registration Statement on Form S-1
                                                            Filed October 20,
2021
                                                            File No. 333-230943

       Dear Mr. Zhida:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

       Amendment No. 13 to Registration Statement on Form S-1 Filed October 20, 2021

       Cover Page

   1. We note your amended disclosure in response to comment 2. Please revise to indicate that investors will not
directly hold any equity interests in your Chinese operating companies.
                                                        [Emphasis added].
   2. Provide a description of how cash is transferred through your organization on the Cover
                                                        Page. State whether any
transfers, dividends, or distributions have been made to date.
       Prospectus Summary, page 2

   3. Please disclose whether you are required to obtain any approvals to offer securities to
 Hong Zhida
Addentax Group Corp.
November 12, 2021
Page 2
      foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Our Corporate Structure, page 3

4. Please revise to indicate the percentage ownership of the public shareholders following the offering.
Risk Factors
"While the approval of the China Securities Regulatory Commission...", page 17

5. We note your revised disclosure in response to comment 5. Please clarify what you mean by "oversea[s] offerings of securities to foreign investors like ours." To the extent you are referring to your corporate structure or otherwise, please state as much. Please also clarify your statement that examination and approval license requirements are only applicable to issuers which are formed as PRC joint-stock companies in China under PRC law, and why this means that you do not need CSRC approval.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameHong Zhida
                                                            Division of
Corporation Finance
Comapany NameAddentax Group Corp.
                                                            Office of Life
Sciences
November 12, 2021 Page 2
cc:       Lawrence Venick
FirstName LastName